Offering Statement for Imotobank, LLC

("Imotobank Dealership," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Imotobank, LLC

   4-8 Industrial Rd

   Walpole, MA 02081

Eligibility

2. **The following are true for Imotobank, LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Rami Selim

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/15/2015	Present	Imotobank, LLC	CTO, Manager

   Short Bio: Rami has an undergraduate degree in Biology from Boston College, 2 Masters degrees, one in Biology and a second in Plastics Engineering from University of Massachusetts. Rami has worked in the automotive craft since 2001 in various capacities until he joined Imotobank full-time in 2015. He is well

rounded with a weekly role leading worship at Arabic Baptist Church in vocals and playing the Bass. LinkedIn: https://www.linkedin.com/in/ramiselim/

Name
Nermine Beshara

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2014	Present	Imotobank, LLC	Manager

Short Bio: Nermine has a degree in English from Cairo University. In Egypt she managed a large factory with over 100 employees in her charge. She has experience and organizational skills that are truly a gift to our company. When she began she really did not have any knowledge of the automotive industry. She currently is the operations manager splitting her time managing our service and quality control teams and working within our sales umbrella. She is a certified title clerk with the MA RMV. She is a strategic individual and please do not attempt to play her in Chess in front of an audience. LinkedIn: https://www.linkedin.com/in/nermine-beshara-030697259/

Name
Phillip Ibrahim

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/08/2008	Present	Imotobank, LLC	CEO, Manager

Short Bio: Calvin University Graduate 1995 BA Economics, studies in engineering and various sciences FAA Private Pilot Expert witness automobile valuations, Major Insurance litigations Pioneer in Vehicular Ecommerce and finance

Name
Thomas Hoermann

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/08/2021	Present	Imotobank LLC	CFO

Short Bio: University of Applied Sciences, Biberach, Germany, graduated with MBA. Previous CFO of Woehr Auto Parking. LinkedIn: https://www.linkedin.com/in/thomas-hoermann/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Phillip Ibrahim

Securities:	1,500,000
Class:	Common Units
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Imotobank purchases and sells vehicles, real estate, and anything of value. Our team is well seasoned and currently purchases between 600-800 vehicles per year. The next step is to unite other like minded dealers and sellers under our brand umbrella. The Company intends to vertically integrate our industry by owning the fintech, warranty holdings, and any other ancillary areas that can be profitable and relate to buying and selling. We intend to achieve a nationwide footprint of aligned people who then solve the last mile delivery of all goods and services that our company provides. We believe this alignment is a compelling and profitable business opportunity.

Imotobank Dealership currently has 15 employees.

Risk Factors

7. **Material factors that make an investment in Imotobank, LLC speculative or risky:**

1. We are highly dependent on the services of our founder: Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
2. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.
3. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.
4. Our ability to succeed depends on how successful we will be in our fundraising efforts: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.
5. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.
6. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.
7. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its action
8. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.
9. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.
10. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult

to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

11. Competition Risk: Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have and launch its own business that competes with us.

12. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Imotobank, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The vast majority of the funds raised plans to be used to buy inventory. The inventory can consist of vehicles, real estate, or virtually anything we can value to resell for more money than we paid for it. The rest of the proceeds plan to be used on capital equipment, software development, salaries, and maturing debts.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees	$490	$60,515
Inventory Purchases	$9,510	$950,000
Capital Equipment	$0	$25,000
Software Development	$0	$50,000
Salaries	$0	$50,000
Maturing Debts	$0	$99,485
Total Use of Proceeds	**$10,000**	**$1,235,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on Netcapital to purchase securities, both investors and Imotobank, LLC must agree that a transfer agent, which keeps records of our outstanding Common Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $10 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on Netcapital.

16. **How may the terms of the securities being offered be modified?**

   Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Units	1,623,500	1,500,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the operating agreement of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's operating agreement can be amended by the holders of the membership units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership units give management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our members may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   ▪ **additional issuances of securities,**

   ▪ **issuer repurchases of securities,**

   ▪ **a sale of the issuer or of assets of the issuer or**

   ▪ **transactions with related parties?**

The issuance of additional shares of our common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Creditor 1
Amount Outstanding:	$20,000
Interest Rate:	12.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

Creditor(s):	Creditor 2
Amount Outstanding:	$25,000
Interest Rate:	12.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

Creditor(s):	Creditor 3
Amount Outstanding:	$20,000
Interest Rate:	12.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

Creditor(s):	Creditor 4
Amount Outstanding:	$200,000
Interest Rate:	12.0%
Maturity Date:	March 31, 2025
Other Material Terms:	

Creditor(s):	Creditor 5
Amount Outstanding:	$125.000

Interest Rate:	12.0%
Maturity Date:	No Maturity Date
Other Material Terms:	
Creditor(s):	Creditor 6
Amount Outstanding:	$50,000
Interest Rate:	12.0%
Maturity Date:	May 17, 2027
Other Material Terms:	
Creditor(s):	Creditor 7
Amount Outstanding:	$75,000
Interest Rate:	12.0%
Maturity Date:	March 5, 2027
Other Material Terms:	
Creditor(s):	Creditor 8
Amount Outstanding:	$75,000
Interest Rate:	12.0%
Maturity Date:	March 7, 2027
Other Material Terms:	
Creditor(s):	Creditor 9
Amount Outstanding:	$50,000
Interest Rate:	12.0%
Maturity Date:	June 4, 2027
Other Material Terms:	
Creditor(s):	Creditor 10
Amount Outstanding:	$30,000
Interest Rate:	12.0%
Maturity Date:	June 26, 2027
Other Material Terms:	
Creditor(s):	Creditor 11
Amount Outstanding:	$125,000
Interest Rate:	12.0%
Maturity Date:	July 8, 2027
Other Material Terms:	
Creditor(s):	Creditor 12
Amount Outstanding:	$50,000
Interest Rate:	12.0%
Maturity Date:	No Maturity Date

Other Material Terms:	
Creditor(s):	Creditor 13
Amount Outstanding:	$175,000
Interest Rate:	12.0%
Maturity Date:	August 26, 2027
Other Material Terms:	
Creditor(s):	Creditor 14
Amount Outstanding:	$10,000
Interest Rate:	12.0%
Maturity Date:	August 28, 2027
Other Material Terms:	
Creditor(s):	Creditor 15
Amount Outstanding:	$150,000
Interest Rate:	12.0%
Maturity Date:	July 8, 2027
Other Material Terms:	
Creditor(s):	Creditor 16
Amount Outstanding:	$110,000
Interest Rate:	12.0%
Maturity Date:	No Maturity Date
Other Material Terms:	
Creditor(s):	Creditor 17
Amount Outstanding:	$58,608
Interest Rate:	3.8%
Maturity Date:	No Maturity Date
Other Material Terms:	
Creditor(s):	Creditor 18
Amount Outstanding:	$10,000
Interest Rate:	12.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

25. **What other exempt offerings has Imotobank, LLC conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Sinote Ibrahim	Father of CEO	Debt	$80,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The Company operates as a car dealership offering a personalized approach to car purchasing and delivery. The Company currently has one location in Walpole, Massachusetts. Results of Operations: Revenue for the year ended December 31, 2024 decreased by $1,682,392 to $13,592,437, as compared to $15,274,829 for the year ended December 31, 2023. Cost of goods sold for the year ended December 31, 2024 decreased by $1,743,484 to $11,639,619, as compared to $13,382,103 for the year ended December 31, 2023. Gross profit percentage for the year ended December 31, 2024 amounted to 14.4%, as compared to 12.4% for the year ended December 31, 2023. Operating expenses for the year ended December 31, 2024 decreased by $38,870 to $1,691,565, as compared to $1,730,435 for the year ended December 31, 2023. Interest expense for the year ended December 31, 2024 increased by $165,257 to $188,059, as compared to $22,802 for the year ended December 31, 2023. Liquidity & Capital Resources: On December 31, 2024, the Company had cash of $56,185 and negative working capital of $683,484, as compared to cash of $83,798 and negative working capital of $172,230 on December 31, 2023. On December 31, 2024, the Company had outstanding debt of $806,312. During 2024, the Company added $552,296 to the debt balance, resulting in total outstanding debt of $1,358,608. On March 5, 2025, the Company drew down gross proceeds of $108,550 in exchange for selling 10, 855 shares of common stock. The Reg CF offering is currently ongoing.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

   If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Imotobank, LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. The following are the transcripts of the videos shown on the company's offering page: Video #1: Hi my name is Phillip Ibrahim, I am the CEO of Imotobank. I would like to invite you to buy shares in our company. We truly have a unique business model snd I started with $20k and a backpack in '08. Now we have 17 families that work here and we did $15 million in sales in 2023. What makes us so special? People call in from all over the country and in 15 minutes we can order a car for them and deliver it to their doorstep. There are very few people that actually have the knowledge to do that and our company does we do that everyday, so just imagine what we can if we scale up. We need your investment to do that so please buy your shares today. Video #2: Hat is the worst thing, worst part, about being a car dealership? Oh yeah, people come and interview with my business. Thanks, guys. Oh, is it nice? Yeah. Liam, say hi to Charlie. Hey, Charlie, how you doing? Liam bought this truck, and this is his first time seeing it. Nice. So Liam bought this truck yesterday from us? Yep, on an order to fill. Yep, and this is it? Just arrived, and I'm showing it to him. He just happened to be here. It's nice. What is that animal? It's definitely a coyote. Yeah, coyote. It's one of the things you don't see every day. No. So what are you working on now? Take a look at my shoulder. Yeah, so we sold this car to a customer. You're on video. Okay, so we sold this car to a customer, and we're very transparent with what we do. We now try to buy the car. We haven't collected the money from the customer. As soon as we collect, as soon as we confirm that we bought it in contract, yeah, then we'll turn to the customer and say, "We need your money." But for right now, I got to buy it. So, okay, I'm working on buying it. Part of it, you're gonna call the person? Okay.

Philip, I'm the Chief Operating Officer of Imotobank dealership in Walpole, Massachusetts. You got a Pathfinder on OVE. I put an offer on it. Did you see my offer? So, I love you, and I love your car, and I want to do business with you. If I could, I'd give you 15 grand for it. But the problem is, there's two things. MMR 4.8 is extremely high compared to the other cars trading through there, especially if it comes in a little less than a 4.8. And second of all, MMR is looking at 60 days back and averaging the numbers. So I'm going with what I can trade the car for based on my local competition, and I'm wondering if you maybe can meet me a little further up. I'll stretch a little to get to the—you know, what if we go to 12 or something? 12,000 I'm offering you. What's the best you can do? Let me work on my customer. I'll shoot you back an offer if I can get a little higher. Okay. I'll call my customer. I'll work on the deal, try to send you the best offer I can. So, what you see there is... it's like playing chess. I could pay the 12-9 that he wants for the car, and I don't know that I need to do that. So I'm working the deal to the best of my ability. It's really just about timing. That phone call is just to feel out where he's going. He's willing to take 12-7 today, maybe 12-6. So I'm gonna wait a few minutes, and then we shoot him off for 12-4. This is a fulfillment facility. That's an Aston Martin that we just sold to California. Yeah, and these are cars that we either purchased for inventory or purchased for customers to fill orders, right? And so they get moved here off of the trucks. Some of them are trades, or some of them are customer cars or stuff that we're working through. Yeah. And we're going to go in right this way. All right, this car we bought has so many scratches on it. Nobody else wanted it, but it only has 50,000 miles. Yeah, we bought it this morning. 20 minutes after it arrived, it was sold. There's a delivery company that's local. They found it, saw we had this car, and immediately sent their representative over. He bought the car on the spot in 20 minutes because they don't care about scratches. And that's an interesting component of our business. It was $3,000 cheaper than the equivalent car. This car is a present for one of the kids in our school at WCS, and they don't know about it yet, but it's a Christmas present. Wow. Freddy, hello. George. Alexi. Oh, an Audi TT! Look at that. This is kind of a real car. Is this gonna get ready for it? Okay, what do we have to do to it? You have a place to call the Anvil—Nut Works. We can finally do the oil change, fix the tail light, reverse light, pop up all the tires, and open up all the floors. Did you drive it? Yeah. You like it? Yeah. Good, good. So, this is our fulfillment facility. It's a very busy place because this happens to be Friday afternoon, so everyone's taking a quick break. I mean, it's loafing right now because it's at idle, and the compressor just kicked in. So, if you can, tell me: What is the worst part about being in a car dealership? Charlie, I love what we do because every day we meet customers, and we don't consider people anything other than an opportunity to share God's love with them. Okay. And for everybody, we all have to do that. Okay, so there's two things I can think of off the top of my head that I hate about the car business. Cars are unpredictable. One day, we can do all the inspections and know everything there is to know about a car, and it can still fail. Right? And that's really miserable, especially when we do a lot of business with people all over the country. We mitigate that by just being there and being available. When people call, they get a human being on the phone. Right? So that's a really great thing, but it's not my favorite thing to take that call on a Friday night or a Sunday morning before church and realize that somebody is having a problem. So, I really hate that. The second thing I hate is we have a pretty good-sized business, but we're financially constrained. And it's not just me; it's every decent-sized small dealership in the country. Some people have generational wealth, and this is a fun business for them. But other people, like me, are building something from scratch. And so doing all the juggling and dealing with entities that are causing problems that are not my problem—for example, we do funding through contracts, and many times, that funding should take two days. You should be funded, and everything should be hunky-dory. Recently, we're getting emails from the banks, and they're saying, "We're seven to ten business days out from funding your transaction." And that's really a terrible, terrible way to run a business from the banking point of view. But we can't control that. And there are many things in every business that can't be controlled by the business, and I don't love that part of our business. Right? When we do everything that we're supposed to do and we're still running up against problems. So, mechanical problems. I hate mechanical problems. And I really hate problems that are institutional. Those are the two things that bother me: mechanical items and things that we can't control. A trucker the other day was picking up a car, and the car was supposed to be here on Friday for the customer. The customer couldn't wait to take it for the weekend, and then you get the call: "Oh, my truck broke down in North Carolina. I'm not going to be there for another week." And the car's strapped on the back of the truck. Right. I'll send someone. Please. So, those are the kinds of things that I think are challenging and really unpleasant. I sent

you the updated offer on the Nissan. Come on, work with me. I'm not trying to be a baby about it, but I don't have much room here. How about 12-5? We'll split it right down the middle. You want 12-6; I'm at 12-4. How about 12-5? 12-5. Come on. Please do it. Look, you know, if I put my feet in cement, and you put your feet in cement, neither of us gets a deal done. And that's not good for either one of us. So, if I give you 12-5, and you're 200 miles away, you're making money while you're not in the office. That's a great thing. I sent you your 12-6. Happy Thanksgiving. Thank you, too. Bye. Make some money now. We'll try, yeah. Welcome to my world. And I got home, and I said, "What am I going to do with these two gold watches?" And I investigated the internet back in 2000, wow, and I found this thing called eBay. So, I sold a couple of watches on eBay, made a few dollars, and said, "I bet you can sell cars here."

The following documents are being submitted as part of this offering:

   Governance:

      Certificate of Formation: certificateofformation.pdf

      Operating Agreement: operatingagreement.pdf

   Opportunity:

      Offering Page JPG: offeringpage.jpg

   Financials:

      Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.imotobank.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.